

News Release – January 19, 2007

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC** OTC-BB-other: **CRUGF**

LONDON, United Kingdom: January 19, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On January 18, 2007, Hans Christian Qvist, Chairman of Crew bought 700,000 shares at NOK 13.71 by way of a previously announced forward contract, and sold 700,000 shares through a forward contract at NOK 13.45 with maturity April 21, 2007.

Mr. Qvist's exposure after this transaction totals 1,800,000 Crew shares, including common shares, forward contracts and options.

Jan A Vestrum
President & CEO